UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                       American Shared Hospital Service
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   029595105
                                (CUSIP Number)

           Keith Honig Esq., 1 SunAmerica Center, Los Angeles, CA
                          90067-6022 (310) 772-6306
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 13, 1995
                 (Date of Event which Requires Filing of this
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ----.

Check the following box if a fee is being paid with the statement ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,
see the Notes.)                                             Page 2 of 6 Pages

                               SCHEDULE 13D

CUSIP No. 029595105

1.      NAME OF  PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SunAmerica Life Insurance Company (formerly known as Sun Life Insurance Company of America)
        52-0502540
----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ---
                                                                   (b) ---
----------------------------------------------------------------------------
3.      SEC USE ONLY
----------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
----------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Arizona
----------------------------------------------------------------------------
                            7.   SOLE VOTING POWER
NUMBER OF                        277,473 shares of Common Stock (includes
SHARES                           57,814 shares issuable upon the conversion
BENEFICIALLY                     of warrants)
OWNED BY                         -------------------------------------------
EACH                        8.   SHARED VOTING POWER
REPORTING
PERSON                           -------------------------------------------
WITH                        9.   SOLE DISPOSITIVE POWER
                                 277,473 shares of Common Stock (includes
                                 57,814 shares issuable upon the conversion
                                 of warrants)
                                 -------------------------------------------
                         10.     SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON
        277,473 shares of Common Stock (includes 57,814 shares issuable upon the conversion of warrants)
----------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

----------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.15%
14.     TYPE OF  PERSON
        IC
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                          Page 3 of 6 Pages
                               SCHEDULE 13D

CUSIP No. 029595105

1.      NAME OF  PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anchor National Life Insurance Company
        86-0198983
----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ---
                                                                   (b) ---
----------------------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
----------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        California
----------------------------------------------------------------------------
                             7.  SOLE VOTING POWER
NUMBER OF                        406,819 shares of Common Stock (includes
SHARES                           84,766 shares issuable upon the conversion
BENEFICIALLY                     of warrants)
OWNED BY                         -------------------------------------------
EACH                        8.   SHARED VOTING POWER
REPORTING
PERSON                           -------------------------------------------
WITH                        9.   SOLE DISPOSITIVE POWER
                                 406,819 shares of Common Stock (includes
                                 84,766 shares issuable upon the conversion
                                 of warrants)
                                 -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        406,819 shares of Common Stock (includes 84,766 shares issuable upon the conversion of warrants)
----------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.02%
----------------------------------------------------------------------------
14.     TYPE OF  PERSON
        IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                          Page 4 of 6 Pages

                               SCHEDULE 13D

CUSIP No. 029595105

1.      NAME OF  PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SunAmerica Inc.
        86-0176061
----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ---
                                                                   (b) ---
----------------------------------------------------------------------------
3.      SEC USE ONLY
----------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
---------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland
---------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
NUMBER OF                       128,066 shares of Common Stock (includes
SHARES                          26,684 shares issuable upon the conversion
BENEFICIALLY                    of warrants)
OWNED BY                        --------------------------------------------
REPORTING                   8.  SHARED VOTING POWER
PERSON
WITH                            --------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
                                128,066 shares of Common Stock (includes
                                26,684 shares issuable upon the conversion
                                of warrants)
                                --------------------------------------------
                            10. SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON
        128,066 shares of Common Stock (includes 26,684 shares issuable upon the conversion of warrants)
----------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

----------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.84%
----------------------------------------------------------------------------
14.     TYPE OF  PERSON
        HC

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                            Page 5 of 6 Pages

                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                       GENERAL RULES AND REGULATIONS
                                 UNDER THE
                SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SunAmerica Life Insurance Company (formerly known as Sun Life Insurance Company of America) ("SunAmerica Life"), Anchor National Life Insurance Company ("Anchor") and SunAmerica Inc. ("SunAmerica") (SunAmerica Life, Anchor and SunAmerica shall sometimes be collectively referred to herein as the "Reporting Persons") by this Amendment No. 2 hereby supplement and amend the Statement to Schedule 13D dated May 17, 1995 as amended by Amendment No. 1 dated November 22, 1995 (as so amended to date, the "Schedule 13D"). The
Schedule 13D is hereby amended to correct an error in the reported amount of shares beneficially owned by Anchor.



Item 5.   Interest in the Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        The responses to Items 3 and 4 are incorporated herein by this reference.

        The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in Item 3 to which this Statement on Schedule 13D relates as a result of (i) the consummation of the Note Purchase Agreement and the distribution of shares of the Common Stock and the Warrants thereunder; and (ii) the consummation of the Letter Agreement and the distribution of shares of the Common Stock and the Warrants thereunder effective upon shareholder approval of the Additional Issuance of shares of Common Stock to Dr. Bates at the 1995 shareholders meeting.

             (a) SunAmerica Inc. beneficially owns 128,066 shares of the Common Stock (including 26,684 Warrants) or 2.84% of the Common Stock outstanding. SunAmerica Life Insurance Company beneficially owns 277,473 shares of the Common Stock (including 57,814 Warrants) or 6.15% of the Common Stock outstanding. Anchor National Life Insurance Company beneficially owns 406,819 shares of Common Stock (including 84,766 Warrants) or 9.02% of the Common Stock outstanding. The Reporting Persons beneficially own, in the aggregate, 812,358 shares of the Common Stock (including 169,264 Warrants) or 18.01% of the Common Stock outstanding. Beneficial ownership of such shares was acquired as described in Items 3 and 4.

             (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

             (c) Except as disclosed in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

             (d) The Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.
             (e)   Not applicable.

                                                         Page 6 of 6 Pages


                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that the parties listed below have entered into a Joint Filing Agreement Pursuant to Rule 13d-1(f)(1).

Dated: March 11, 1996

SunAmerica Life Insurance Company



/s/ Jay S. Wintrob
========================
Jay S. Wintrob
Executive Vice President



SunAmerica Inc.



/s/ Jay S. Wintrob
========================
Jay S. Wintrob
Vice Chairman


Anchor National Life Insurance Company



/s/ Jay S. Wintrob
========================
Jay S. Wintrob
Executive Vice President